As filed with the Securities and Exchange Commission on November 14, 2005
Registration No. 333-128646

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-2
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

GRAHAM CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	16-1194720
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
20 Florence Avenue
Batavia, New York 14020
(585) 343-2216
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

William C. Johnson
President and Chief Executive Officer
Graham Corporation
20 Florence Avenue
Batavia, New York 14020
(585) 343-2216
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Daniel R. Kinel, Esq.
Harter, Secrest & Emery LLP
1600 Bausch & Lomb Place
Rochester, New York 14604
(585) 232-6500

      Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box:     ☑
      If the Registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box:     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement of the earlier effective registration statement for the same offering.     ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.     ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

DATED NOVEMBER 14, 2005
PROSPECTUS
GRAHAM CORPORATION
198,246 Shares of Common Stock

        We are offering 198,246 shares of our common stock, par value $0.10 per share, all of which are presently held by us as treasury shares.
      The shares of our common stock covered by this prospectus will be sold by us and for our account from time to time at prices related to market prices in privately negotiated transactions consummated off the floor of the American Stock Exchange. We will receive all the proceeds from sales of the shares, less any commissions and discounts we agree to pay to any selling brokers and dealers. We are not required to sell any minimum number of the shares of common stock being offered pursuant to this prospectus.
      Our common stock is listed on the American Stock Exchange under the symbol “GHM.” On November 11, 2005, the closing price of our common stock on the American Stock Exchange was $19.60 per share.
      Investing in our common stock involves a high degree of risk. Please see the section entitled “Risk Factors” beginning on page 7 to read about important factors you should consider before buying any of our common stock.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is November 14, 2005

      This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission, or SEC, to cover the sale of the common stock we are offering pursuant to this prospectus. This prospectus does not contain all of the information set forth in the registration statement.
      This prospectus contains summaries of certain provisions contained in some of the documents described below, under “Available Information and Documents Incorporated By Reference,” but you should refer to the actual documents referenced for complete information. All summaries in this prospectus are qualified in their entirety by the actual documents referenced.
      We are not making, nor will we make, an offer to sell these shares in any jurisdiction where such an offer or sale is not permitted.
      All references in this prospectus to “Graham,” the “company,” “we,” “us,” and “our” refer to Graham Corporation, a Delaware corporation, and its subsidiaries.

AVAILABLE INFORMATION AND
DOCUMENTS INCORPORATED BY REFERENCE
      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, DC, 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov or from our website at www.graham-mfg.com. The information on our website does not constitute a part of this prospectus.
      In this prospectus, we “incorporate by reference” certain information we have filed with the SEC, which means that we can disclose important information to you by referring to that information. The information incorporated by reference is considered to be a part of this prospectus. The exhibits accompanying the documents we incorporate by reference into this prospectus are not considered to be a part of this prospectus.
      We incorporate by reference the documents listed below which have been filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	Quarterly Report on Form 10-Q for our quarter ended September 30, 2005;

•	Annual Report on Form 10-K/A for our fiscal year ended March 31, 2005;

•	Annual Report on Form 10-K for our fiscal year ended March 31, 2005; and

•	Proxy Statement for our 2005 Annual Meeting of Stockholders filed on June 27, 2005.

      Upon request, we will deliver, without charge, to each person receiving a copy of this prospectus, a copy of any of the documents referred to above that have been incorporated by reference in this prospectus but not delivered with this prospectus. If you would like a copy of any of such documents, please write or telephone us at the following address:
Graham Corporation
20 Florence Avenue
Batavia, New York 14020
Attention: Chief Financial Officer
Telephone: (585) 343-2216
      You should rely only upon the information contained in this prospectus or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information.
      You should not assume that the information in this prospectus, including any information incorporated by reference, is accurate as of any date other than the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.
INFORMATION ACCOMPANYING THIS PROSPECTUS
      This prospectus is accompanied by a copy of each of our annual report on Form 10-K for our fiscal year ended March 31, 2005, our annual report on Form 10-K/A for our fiscal year ended March 31, 2005, and our quarterly report on Form 10-Q for our quarter ended September 30, 2005, each of which contains important information regarding our business and operations. Our annual report on Form 10-K for our fiscal year ended March 31, 2005, our annual report on Form 10-K/A for our fiscal year ended March 31, 2005, and our quarterly report on Form 10-Q for our quarter ended September 30, 2005, which are incorporated into this prospectus by reference, are considered part of this prospectus. Such documents should be read in conjunction with this prospectus. The exhibits accompanying such documents are not considered to be part of this prospectus.

PROSPECTUS SUMMARY
      This summary highlights certain information found in greater detail elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our company discussed under “Risk Factors,” before you decide to buy our common stock.
About us
      We design, manufacture and sell custom-built vacuum and heat transfer equipment. Our products include steam jet ejector vacuum systems, surface condensers for steam turbines, vacuum pumps and compressors, various types of heat exchangers, including helical coil heat exchangers marketed under the Heliflow® name, and plate and frame exchangers. Our products produce a vacuum, condense steam or transfer heat, or perform a combination of these tasks. Our products are available in a variety of metals and non-metallic corrosion resistant materials.
      Our products are used in a wide range of industrial process applications, including:

•	petroleum refineries;

•	chemical plants;

•	power generation facilities, such as fossil fuel, nuclear, cogeneration and geothermal power plants;

•	pharmaceutical plants;

•	plastics plants;

•	fertilizer plants;

•	breweries;

•	titanium plants;

•	liquefied natural gas production facilities;

•	soap manufacturing plants;

•	air conditioning systems;

•	food processing plants; and

•	other process industries.
Our customers
      Our principal customers include large chemical, petrochemical, petroleum refining and power generating industries, which are end users of our products in their manufacturing, refining and power generation processes, large engineering companies that build installations for such companies, and original equipment manufacturers, who combine our products into their equipment prior to its sale to end users.
      Our products are sold using a combination of sales engineers we employ directly, as well as independent sales representatives located worldwide. No part of our business is dependent on a single customer or a few customers, the loss of which would seriously harm our business.
Our strengths
      Our core strengths are as follows:

•	We have strong brand recognition. Over the past 70 years, we believe that we have built a reputation for top quality, reliable products and high standards of customer service. As a result, the Graham name is well known by both our existing customers and many of our potential customers. We believe that recognition of the Graham brand allows us to capitalize on market opportunities in both existing and potential markets.

•	We manufacture high quality products. With over 70 years of engineering expertise, we believe that we are well respected for our knowledge in vacuum and heat transfer technologies. We maintain strict quality control and manufacturing standards in order to manufacture products of the highest quality.

•	We have a global presence. Our products are used worldwide, and we have sales representatives located in over 40 major cities and on every continent.

•	We believe that we have a solid reputation and strong relationships with our existing customer base, as well as with our key suppliers.
Our strategy
      We intend to grow our business and improve our results of operations by implementing the following core strategies:

•	Continue to invest in engineering resources and technology in order to advance our market penetration with our vacuum and heat transfer technologies.

•	Invest resources to meet the growing demand for our products in the oil refining, petrochemical processing and power generating industries.

•	Expand our margin potential by implementing and expanding upon our operational efficiencies through the introduction of lean manufacturing processes and other cost efficiencies.

•	Enhance our engineering and manufacturing capacities, especially in connection with the design of our products, in order to be able to more quickly respond to existing and future customer demands.

•	Accelerate our bids on available contracts by implementing front-end bid automation and design processes.

•	Expand our global sales presence in order to both further penetrate our existing markets and reach additional markets.

•	Capitalize on the strength of the Graham brand in order to both win more business in our traditional markets and penetrate other markets.

•	Examine acquisition and organic growth opportunities to expand and complement our core business, including opportunities to extend our existing product lines and opportunities to move into complementary product lines.
      A more detailed description of both our business and results of operations is contained in our annual report on Form 10-K for our fiscal year ended March 31, 2005, our annual report on Form 10-K/A for our fiscal year ended March 31, 2005, and in our quarterly report on Form 10-Q for our quarter ended September 30, 2005, each of which accompanies this prospectus.
      Our principal executive offices and our manufacturing facilities are located at 20 Florence Avenue, Batavia, New York 14020. Our telephone number is (585) 343-2216 and our website address is www.graham-mfg.com. Information contained on our website is not a part of this prospectus.

THE OFFERING

Securities offered	198,246 shares of our common stock, par value $0.10 per share.

Shares outstanding before this offering	3,601,664 shares.

Shares outstanding after this offering	3,799,910 shares.

Use of proceeds	General corporate and working capital purposes.

Risk factors	An investment in our common stock involves a high degree of risk. You should read the “Risk Factors” section beginning on page 7 of this prospectus (along with the documents incorporated by reference into this prospectus) to ensure that you understand the risks associated with a purchase of our common stock.

Terms of the sale	The terms of sale for the shares of common stock covered by this prospectus will be determined at the time of their sale.

AMEX symbol	“GHM”

RISK FACTORS
      You should carefully consider the risks described below before making a decision to invest in our common stock being offered pursuant to this prospectus. You should also refer to the other information contained in this prospectus, including the information incorporated by reference, before making an investment decision. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business and results of operations.
      If any of the following events occur, our business could be seriously harmed. In such case, the value of your investment in our common stock may decline and you could lose all or part of your investment.
Risks related to our business
The industries in which we operate are cyclical, and downturns in such industries may adversely affect our operating results.
      Historically, a substantial portion of our revenue has been derived from sales of our products to companies in the chemical, petrochemical, petroleum refining and power generating industries, or to firms that design and construct facilities for these industries. The core industries in which our products are used are, to varying degrees, cyclical and have historically experienced severe downturns. Although we are currently in an upturn of demand for our products in the petrochemical, petroleum refining and power generating industries, a downturn in one or more of these industries could occur at any time. In the event of such a downturn, we have no way of knowing if, when and to what extent there might be a recovery. A deterioration in any of the cyclical industries we serve would harm our business and operating results because our customers would not likely have the resources necessary to purchase our products nor would they likely have the need to build additional facilities or improve existing facilities.
Our international sales operations are subject to uncertainties that could harm our business.
      We believe that revenue from the sale of our products outside the United States will continue to account for a material portion of our total revenue for the foreseeable future. For the year ended March 31, 2005, our sales to geographic regions were as follows: 61% — United States; 15% — Asia; 9% — Canada; 7% — Mexico and South America; 4% — Middle East; and 4% — various other regions. No sales to the Middle East were to Libya, Iran, Sudan or Syria. We have invested significant resources in developing and maintaining our international sales operations and presence and we intend to continue to make such investments in the future. Our international sales operations are subject to numerous risks, including:

•	it may be difficult to enforce agreements and collect receivables through some foreign legal systems;

•	foreign customers may have longer payment cycles than customers in the United States;

•	tax rates in some foreign countries may exceed those of the United States and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

•	general economic and political conditions in the countries where we sell our products may have an adverse effect on our sales in those countries or not be favorable to our growth strategy;

•	foreign governments may adopt regulations or take other actions that could directly or indirectly harm our business and growth strategy; and

•	it may be difficult to enforce intellectual property rights in some foreign countries.
      Any one of the above could harm our business and results of operations. In addition, we are exposed to the risk of currency fluctuations between the dollar and the currencies of the countries in which we sell our products to the extent that such sales are not based on dollars. As such, fluctuations in currency exchange rates which cause the value of the dollar to increase could have an adverse effect on the profitability of our business. While we enter into currency exchange rate hedges from time to time to mitigate these types of fluctuations, we cannot remove all fluctuations or hedge all exposures and our earnings are impacted by changes in currency exchange rates.

If we fail to introduce enhancements to our existing products or to keep abreast of technological changes in our markets, our business and results of operations could be adversely effected.
      Although technologies in the vacuum and heat transfer areas are well-established, we believe our future success depends in part on our ability to enhance our existing products and develop new products in order to continue to meet customer demands. Our failure to introduce new or enhanced products on a timely and cost-competitive basis, or the development of processes that make our existing technologies or products obsolete, could harm our business and results of operations.
The loss of any of our senior executive officers or our inability to hire additional qualified management personnel could harm our business.
      We are dependent to a large degree on the services of William C. Johnson, our president and chief executive officer, J. Ronald Hansen, our vice president of finance and administration and chief financial officer, James R. Lines, our vice president and general manager, and Stephen  P. Northrup, our vice president and chief technology officer. Our operations may suffer if we were to lose the services of any of our senior executive officers. With the exception of Mr. Lines, we do not maintain key person insurance on any of our senior executive officers.
      In addition, competition for qualified management in our industry is intense. Many of the companies with which we compete for management personnel have greater financial and other resources than we do or are located in geographic areas which may be considered by some to be more desirable places to live. If we are not able to retain qualified management personnel or if a significant number of them were to leave our employ, our business could be harmed.
Our business is highly competitive. If we are unable to successfully implement our business strategy, we risk losing market share to current and future competitors.
      Some of our present and potential competitors have or may have substantially greater financial, marketing, technical or manufacturing resources. Our competitors may also be able to respond more quickly to new technologies or processes and changes in customer demands. They may also be able to devote greater resources to the development, promotion and sale of their products than we can. In addition, our current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that increase their ability to address the needs of our existing customers. If we cannot compete successfully against current or future competitors, our business will be harmed.
If we are unable to make necessary capital investments, our business may be harmed.
      In order to remain competitive, we need to invest continuously in research and development, manufacturing, customer service and support, and marketing. From time to time we also have to adjust the prices of our products to remain competitive. We may not have available sufficient financial or other resources to continue to make investments necessary to maintain our competitive position.
If third parties infringe our intellectual property or if we were to infringe the intellectual property of third parties, we may expend significant resources enforcing or defending our rights or suffer competitive injury.
      Our success depends in part on our proprietary technology. We rely on a combination of patent, copyright, trademark, trade secret laws and confidentiality provisions to establish and protect our proprietary rights. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer. We may also be required to spend significant resources to monitor and police our intellectual property rights. Similarly, if we were to infringe on the intellectual property rights of others, our competitive position could suffer. Furthermore, other companies may develop technologies that are similar or superior to our technologies, duplicate or reverse engineer our technologies or design around our patents.

      In some instances, litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products infringe their intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, could result in substantial costs to us and divert the attention of our management, which could harm our business and results of operations. In addition, any intellectual property litigation or claims against us could result in the loss or compromise of our intellectual property and proprietary rights, subject us to significant liabilities, require us to seek licenses on unfavorable terms, prevent us from manufacturing or selling certain products or require us to redesign certain products, any of which could harm our business and results of operations.
A decrease in supply or increase in cost of the materials used in our products could harm our profitability.
      Any restrictions on the supply or the increase in the cost of the materials used by us in manufacturing our products could significantly reduce our profit margins. Efforts to mitigate restrictions on the supply or price increases of materials by entering into long-term purchase agreements, by implementing productivity improvements or by passing cost increases on to our customers may not be successful. Our profitability depends largely on the price and continuity of supply of the materials used in the manufacture of our products, which in many instances are supplied by a limited number of sources.
We face potential liability from asbestos exposure and similar claims.
      We are a defendant in several lawsuits alleging illnesses from exposure to asbestos or asbestos-containing products and seeking unspecified compensatory and punitive damages. We cannot predict with certainty the outcome of these lawsuits or whether we could become subject to any similar, related or additional lawsuits in the future. In addition, because some of our products are used in systems that handle toxic or hazardous substances, any failure or alleged failure of our products in the future could result in litigation against us. Any litigation brought against us, whether with or without merit, could result in substantial costs to us as well as divert the attention of our management, which could harm our business and results of operations.
Changes in accounting standards, legal requirements and American Stock Exchange listing standards, or our inability to comply with any existing requirements or standards, could adversely affect our operating results.
      Extensive reforms relating to public company financial reporting, corporate governance and ethics, American Stock Exchange listing standards and oversight of the accounting profession have been implemented over the past several years. Compliance with the new rules, regulations and standards that have resulted from such reforms has increased our accounting and legal costs and has required significant management time and attention. In the event that additional rules, regulations or standards are implemented or any of the existing rules, regulations or standards to which we are subject undergo additional material modification, we could be forced to spend significant financial and management resources to ensure our continued compliance, which could have an adverse effect on our results of operations. In addition, although we believe that we are in full compliance with all such existing rules, regulations and standards, should we be or become unable to comply with any of such rules, regulations and standards, as they presently exist or as they may exist in the future, our results of operations could be adversely effected and the market price of our common stock could decline.
Risks related to the ownership of our common stock
Provisions contained in our certificate of incorporation, bylaws and our stockholder rights plan could impair or delay stockholders’ ability to change our management and could discourage takeover transactions that our stockholders might consider to be in their best interests.
      Provisions of our certificate of incorporation and bylaws, as well as our stockholder rights plan, could impede attempts by our stockholders to remove or replace our management and could discourage others from initiating a potential merger, takeover or other change of control transaction, including a potential transaction at a premium over the market price of our common stock, that our stockholders might consider to be in their best interests. For example:

•	We could issue shares of preferred stock with terms adverse to our common stock. Under our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock and to determine the rights, preferences and privileges of such shares without obtaining any further approval from the holders of our common stock. Up to 440,000 of such undesignated shares of preferred stock are presently eligible for issuance. We could issue shares of preferred stock with voting and conversion rights that adversely affect the voting power of the holders of our common stock, or that have the effect of delaying or preventing a change in control of our company.

•	We maintain a stockholder rights, or “poison pill,” plan. Our stockholder rights plan has the effect of discouraging any person or group that wishes to acquire 15% or more of our common stock from doing so without obtaining our agreement because such acquisition would cause such person or group to suffer substantial dilution. Such plan may have the effect of discouraging a change in control transaction that our stockholders would otherwise consider to be in their best interests.

•	Only a minority of our directors may be elected in a given year. Our bylaws provide for a classified board of directors, with only one-third of our board elected each year. This provision makes it more difficult to effect a change of control because at least two annual stockholder meetings are necessary to replace a majority of our directors.

•	Our bylaws contain advance notice requirements. Our bylaws provide that any stockholder who wishes to bring business before an annual meeting of our stockholders or to nominate candidates for election as directors at an annual meeting of our stockholders must deliver advance notice of their proposals to us before the meeting. Such advance notice provisions may have the effect of making it more difficult to introduce business at stockholder meetings or nominate candidates for election as director.

•	Our certificate of incorporation requires supermajority voting to approve a change of control transaction. 75% of our outstanding shares entitled to vote are required to approve any merger, consolidation, sale of all or substantially all of our assets and similar transactions if the other party to such transaction owns 5% or more of our shares entitled to vote. In addition, a majority of the shares entitled to vote not owned by such 5% or greater stockholder are also required to approve any such transaction.

•	Amendments to our certificate of incorporation require supermajority voting. Our certificate of incorporation contains provisions that make its amendment require the affirmative vote of both 75% of our outstanding shares entitled to vote and a majority of the shares entitled to vote not owned by any person who may hold 50% or more of our shares unless the proposed amendment was previously recommended to our stockholders by an affirmative vote of 75% of our board. This provision makes it more difficult to implement a change to our certificate of incorporation that stockholders might otherwise consider to be in their best interests without approval of our board.

•	Amendments to our bylaws require supermajority voting. Although our board of directors is permitted to amend our bylaws at any time, our stockholders may only amend our bylaws upon the affirmative vote of both 75% of our outstanding shares entitled to vote and a majority of the shares entitled to vote not owned by any person who owns 50% or more of our shares. This provision makes it more difficult for our stockholders to implement a change they may consider to be in their best interests without approval of our board.
Our stock price may be volatile because of factors beyond our control.
      The market price of our common stock may fluctuate significantly in response to a number of factors, many of which are beyond our control, including:

•	variations in our revenue and operating results from quarter to quarter;

•	developments or downturns in the industries in which we do business;

•	our ability to obtain and/or maintain securities analyst coverage;

•	changes in securities analysts’ recommendations or estimates of our financial performance;

•	changes in market valuations of companies similar to ours;

•	announcements by our competitors of significant contracts, new offerings, acquisitions, commercial relationships, joint ventures or capital commitments; and

•	general economic conditions.
      In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. A securities class action lawsuit against us, regardless of its merit, could result in substantial costs to us and divert the attention of our management, which in turn could harm our business and results of operations.
This offering will result in additional shares of our common stock being registered, which may depress the market price of our common stock.
      As of November 11, 2005, the number of outstanding shares of our common stock freely tradable on the American Stock Exchange was approximately 3,601,664. After giving effect to this offering, the number of outstanding shares of our common stock will increase to 3,799,910.
      Because the sale of the shares of our common stock in this offering will increase the number of our freely tradeable shares, the issuance of such shares could have a depressive effect on the market price of our common stock.

PRICE RANGE OF OUR COMMON STOCK
      Our common stock is traded on the American Stock Exchange under the symbol “GHM”. The following table shows the high and low per share prices of our common stock for the periods indicated, as reported by the American Stock Exchange. The following table takes into account the effect on the price of our common stock of our two-for-one stock split with a record date of September 1, 2005 and a payment date of October 3, 2005.

	High	Low

Fiscal year ended March 31, 2002
First Quarter	$6.40	$3.90
Second Quarter	6.175	3.625
Third Quarter	7.40	3.90
Fourth Quarter	6.175	4.875

Fiscal year ended March 31, 2003
First Quarter	5.50	4.525
Second Quarter	4.70	4.05
Third Quarter	5.15	3.42
Fourth Quarter	4.60	3.75

Fiscal year ended March 31, 2004
First Quarter	4.60	3.53
Second Quarter	4.825	4.175
Third Quarter	5.29	4.325
Fourth Quarter	5.85	5.00

Fiscal year ended March 31, 2005
First Quarter	5.975	5.35
Second Quarter	6.00	5.475
Third Quarter	7.395	5.70
Fourth Quarter	8.90	6.385

Fiscal year ending March 31, 2006
First Quarter	13.745	8.275
Second Quarter	$20.70	$16.995
      The last reported price for our common stock on the American Stock Exchange on November 11, 2005, was $19.60 per share.
      As of November 11, 2005 there were approximately 1,450 holders of shares of our common stock.
DIVIDEND POLICY
      We have declared cash dividends of $0.025 per share on our common stock quarterly since September 30, 2002. There can be no assurance that we will pay cash dividends in any future period or that the level of cash dividends paid by us will remain constant.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
      This prospectus and the documents incorporated into this prospectus by reference include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the current economic environment affecting us and the markets we serve;

•	our sources of revenue and anticipated revenue, including the contribution from the growth of new products and markets;

•	our plans for future products and services and for enhancements of existing products and services;

•	our estimates regarding our liquidity and capital requirements;

•	our ability to attract or retain customers;

•	the outcome of any existing or future litigation; and

•	our intellectual property.
      Forward-looking statements are usually accompanied by words such as “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect” and similar expressions. Important factors that could cause our actual results to differ materially from our forward-looking statements are set forth in this prospectus under the heading “Risk Factors” and in the documents incorporated into this prospectus by reference. Our forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Our actual results could differ materially from historical results or those implied by the forward-looking statements contained in this prospectus.
      You should not place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update or announce any revisions to our forward-looking statements contained in this prospectus, whether as a result of new information, future events or otherwise.
USE OF PROCEEDS
      We will receive all of the net proceeds from sales of the shares. We intend to use these proceeds (which, if all of the common stock being offered hereby is sold, would be approximately $3,885,622 less any applicable discounts and commissions to which we may agree, based on the closing price per share of our common stock on the American Stock Exchange of $19.60 on November 11, 2005) for general corporate and working capital purposes, including, but not limited to, the purchase of computer software and manufacturing equipment we believe may be necessary or desirable for us to retain our competitive position. No portion of the proceeds from the sale of the shares being offered pursuant to this prospectus has been earmarked for a particular purpose.
      Pending our use of the net proceeds, we intend to invest such net proceeds in short-term direct obligations of the United States or federal agencies, in each case with maturities of less than one year, short-term certificates of deposit or other time deposits with banks, or corporate bonds with a Moody’s or Standard and Poor’s investment grade rating.
PLAN OF DISTRIBUTION
      We plan to sell the common stock being registered pursuant to this prospectus at negotiated prices related to market prices in privately negotiated transactions consummated off the floor of the American Stock Exchange. No period of time has been fixed within which the shares must be offered or sold.
      We may sell some or all of the shares directly to purchasers without the assistance of any broker-dealer. We may also sell some or all of the shares in transactions involving broker-dealers, who may act as agent or acquire the shares as principal. As of the date of this prospectus, we have not entered into any agreement or understanding with any broker-dealer regarding the sale of any of the shares. Any broker-dealer participating in these transactions as agent may receive commissions from us (and, if the broker-dealer acts as agent for the purchaser of those shares, from such purchaser as well). A broker-dealer may also agree with us to sell a specified number of shares at a stipulated price per share and, to the extent unable to do so acting as an agent for us, to purchase as principal any unsold shares at the price required to fulfill its commitment to us. A broker-dealer who acquires shares as a principal may thereafter resell those shares from time to time in transactions at market prices prevailing at the time of sale in the case of transactions consummated on the floor of the American Stock Exchange, or at negotiated prices related to the market price in the case of privately negotiated transactions consummated off the floor of the American Stock Exchange, and may pay to or receive from the purchasers of such shares commissions in connection with such resales.
      Any broker-dealer that is involved in selling the shares may be deemed to be an “underwriter” within the meaning of the Securities Act, in connection with such sales. In such event, any commissions received by such broker-dealer and any profit on the resale of the shares purchased by such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.
      At the time a particular offer is made, if required, a supplement to this prospectus will be distributed or a post-effective amendment to the registration statement will be filed that will set forth the number of shares being offered and the terms of the offering, including the purchase price, public offering price, name(s) of any agents, broker-dealers, any discounts, commissions and other items constituting compensation from us and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.
      Under applicable rules of the Securities Exchange Act of 1934, as amended, any person engaged in a distribution of the shares may be limited in its ability to engage in market making activities with respect to our common stock prior to the commencement of the distribution.
      If required in order to comply with state securities laws, we will sell the shares only through registered or licensed broker-dealers. In addition, in some states the common stock may not be sold unless it has been registered with the state or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
      We will maintain the effectiveness of the registration statement of which this prospectus is a part for so long as, in our sole opinion, we deem it necessary to accomplish our purposes.
DESCRIPTION OF SECURITIES
      Our authorized capital stock is 6,500,000 shares, consisting of 6,000,000 shares of common stock, $0.10 par value, and 500,000 shares of preferred stock, $1.00 par value, of which 60,000 shares have been designated series A junior participating preferred stock.
Common Stock
      As of November 11, 2005, we had approximately 3,601,664 shares of our common stock issued and outstanding. Subject to the rights of any preferred stock we may then have outstanding, the holders of our common stock are entitled to receive dividends as may be declared from time to time by our board of directors out of funds legally available for the payment of dividends.
      The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Except as described below or otherwise provided by law, at all meetings of stockholders, all matters are determined by a vote of the holders of a majority of the number of votes eligible to be cast by the holders of the outstanding shares of our stock (including both common stock and preferred stock) present at the meeting and entitled to vote. Directors are elected by a plurality of the votes cast by each class of shares entitled to vote at a meeting of stockholders, present at the meeting and entitled to vote in the election. We maintain a classified board of directors, with one-third of our board being elected in any given year.
      Pursuant to our certificate of incorporation, certain actions require a 75% supermajority vote, including certain extraordinary transactions (such as certain mergers, consolidations or the sale of all or substantially all of our assets) and the removal of directors. A 75% supermajority vote is also required for any amendment to our certificate of incorporation, unless recommended to our stockholders by the affirmative vote of 75% of our entire board of directors. Unless amended by our board of directors or by vote of our stockholders upon a proposal recommended by our entire board of directors, an amendment to our bylaws also requires a 75% supermajority vote. If more than 50% of our stock is owned by any corporation, person or other entity, certain actions also require the affirmative vote of a majority of the holders of our shares entitled to vote which are not owned by such majority stockholder. Please also see the first risk factor of the section of this prospectus entitled “Risk Factors — Risks related to the ownership of our common stock”.
      If we are liquidated, dissolved or wound up, the holders of our common stock are entitled to receive a pro rata portion of all of our assets available for distribution to our stockholders after we pay liquidation preferences to holders of any outstanding shares of our series A junior participating preferred stock or any other class of preferred stock that may then be outstanding. Our outstanding shares of common stock are fully paid and non-assessable. The holders of our common stock have no preemptive, conversion or redemption rights.
      As of November 11, 2005, an aggregate of 231,580 shares of our common stock were reserved for issuance under our stock option plans in connection with exercisable options.
Preferred Stock
      Series A junior participating preferred stock. As of the date of this prospectus, 60,000 shares of our preferred stock have been designated as series A junior participating preferred stock, and are available for issuance under our stockholder rights plan, as described in “Stockholder Rights Plan” below. No series A junior participating preferred stock has been issued or are outstanding. The remaining undesignated 440,000 shares of our preferred stock may be issued as a class, without series or, if so determined from time to time by the board of directors, in one or more series. See “Blank check preferred stock” below.
      If any of our series A junior participating preferred stock is issued, each share will entitle the holder to two hundred votes on all matters submitted to a vote of our stockholders, subject to further adjustment to protect against dilution.
      When issued, each share of our series A junior participating preferred stock will also entitle the holder to quarterly dividends, if declared by our board of directors out of funds legally available for such purpose. Such dividends will accrue and be cumulative. If we declare a dividend or distribution on our common stock (other than a dividend payable in shares of our common stock), we will immediately be required to declare a dividend or distribution on any issued and outstanding series A junior participating preferred stock. Whenever dividends to the holders of series A junior participating preferred stock are in arrears, our ability to declare or pay dividends, or make any other distributions, on our common stock (or on any other stock that ranks junior to, or on parity with, our series A junior participating preferred stock, as to dividends or upon liquidation, dissolution or winding up), and our ability to redeem or purchase or otherwise acquire for consideration shares of any such stock, will be prohibited or restricted.
      At any time that any shares of our series A junior participating preferred stock are issued and outstanding, our certificate of incorporation may not be amended in any manner, nor may our board of directors take any action, which would materially alter or change the powers, preferences or special rights of the series A junior participating preferred stock so as to affect them adversely without the affirmative vote of the holders of at least three-fourths of the outstanding shares of series A junior participating preferred stock, voting together as a single class.
      Blank check preferred stock. Our board of directors is authorized to determine, fix, alter or revoke any and all of the rights, preferences, privileges and restrictions and other terms of our undesignated preferred stock, including voting powers, liquidation preferences, dividend rights, conversion rights, rights and terms of redemption and other rights, privileges, preferences and restrictions as shall be set forth in the board’s resolutions providing for the issuance of such preferred stock. Our board of directors may issue shares of preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of our common stock and which may have the effect of delaying, deferring or preventing a change in control of our company. No further approval by our stockholders is needed to authorize our issuance of undesignated shares of our preferred stock.
Stockholder Rights Plan
      We adopted a stockholder rights plan in 2000. Under this plan, one share purchase right has been attached to each share of our issued and outstanding shares of common stock. When and if these rights become exercisable, each right entitles the holder of a share of our common stock to purchase from us one one-hundredth (1/100) interest in a share of series A junior participating preferred stock at a price of $45, subject to adjustment to protect against dilution. These rights become exercisable if a person or group of affiliated persons, referred to as an acquiring person, either acquires 15% or more of our outstanding common stock, or commences a tender offer for 15% or more of our outstanding common stock.
      In the event that someone becomes an acquiring person, each holder of a share purchase right, other than any rights beneficially owned by the acquiring person (i.e., the person whose ownership of 15% or more common stock caused the share purchase rights to become exercisable), will have the right to receive upon exercise a number of shares of our common stock having a market value of twice the purchase price of the share purchase right. In the event that we are acquired in a merger or other business combination transaction, or 50% or more of our consolidated assets or earning power is sold, each holder of a share purchase right, other than any rights beneficially owned by an acquiring person, will have the right to receive, upon exercise, a number of shares of common stock of the acquiring corporation that at the time of the transaction has a market value of two times the purchase price of the share purchase right.
      We may redeem the share purchase rights under our stockholder rights plan for $.01 per right at any time prior to the acquisition of beneficial ownership of 15% or more of our outstanding shares of common stock by an acquiring person.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is Mellon Investor Services, LLC, 111 Founders Plaza, East Hartford, Connecticut 06108.
LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS
      We are a Delaware corporation. The corporate law of the state of Delaware empowers a corporation to indemnify, subject to certain limitations, any person who is a party to any action, suit, or proceeding brought or threatened by reason of the fact that such person was a director or officer of the corporation, or is or was serving as such with respect to another entity at the request of the corporation. Delaware law also provides that a corporation may purchase insurance on behalf of any of its directors and officers.
      Delaware law further enables a corporation to provide in its certificate of incorporation for the elimination or limitation of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, no such provision can eliminate or limit a director’s liability: (i) for any breach of director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) for unlawful payment of dividends or unlawful stock purchases or redemptions; or (iv) for any transaction from which the director derived an improper personal benefit.
      Our certificate of incorporation provides that, to the fullest extent permitted by Delaware law that: (i) our directors shall not be liable to us or to any of our stockholders for monetary damages for a breach of their fiduciary duties as a directors; and (ii) that our directors and officers shall be indemnified by us against any liabilities incurred by them in their capacities as directors or officers, including the payment by us of expenses incurred in the defense of a proceeding in advance of its final disposition. Our certificate of incorporation also provides that such rights to indemnification shall not be exclusive of any other right which a director or officer of ours may have under any statute, provision of our certificate of incorporation, bylaw, agreement, vote of our stockholders or disinterested directors or otherwise.

      We maintain indemnification agreements with our directors as well as with our chief executive officer. These agreements provide that we shall pay on behalf of such directors and such officer any amount which any of them becomes legally obligated to pay because of any claim or because of any act or omission or neglect or breach of duty, including any actual or alleged error, misstatement or misleading statement, which such person commits or suffers while acting in his or her official capacity on our behalf, and solely because of his or her status as a director or officer of ours. The payments we are obligated to make under such indemnification agreements include damages, judgments, settlements, and certain costs and expenses (including attorneys fees). Notwithstanding the preceding, among other limitations, we shall not be obligated to make any indemnification payments in contravention of applicable law.
      We provide directors’ and officers’ liability insurance coverage for our directors and officers.
      The effect of the above-described provisions and agreements is to indemnify our directors and certain officers against all costs and expenses incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with us, to the fullest extent permitted by law.
      Currently, we are not aware of any pending litigation or proceeding involving any of our directors or officers in which indemnification would be required or permitted. Furthermore, we are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of ours based on the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable.
LEGAL MATTERS
      The validity of our common stock being offered pursuant to this prospectus will be passed upon for us by Harter, Secrest & Emery LLP, Rochester, New York.
EXPERTS
      The consolidated financial statements and related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the fiscal year ended March 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports express an unqualified opinion and include an explanatory paragraph relating to the change in accounting method for construction-type contracts in 2005), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell and seeking offers to buy, shares of our common stock only in those jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.
GRAHAM CORPORATION
198,246 Shares of Common Stock

PROSPECTUS

Dated November 14, 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution
      The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fees.

To be Paid by
the Registrant

SEC registration fee	$465
State registration fees	$1,500
Accounting fees and expenses	$30,000
Legal fees and expenses	$25,000
Transfer Agent and registrar fee	$2,500
Printing and engraving expenses	$2,500
Miscellaneous expenses	$5,000

Total	$66,965

Item 15.	Indemnification of Directors and Officers
      Section 145 of the Delaware General Corporation Law (the “DGCL”) empowers a corporation to indemnify, subject to the standards set forth therein, any person who is a party to any action in connection with any action, suit, or proceeding brought or threatened by reason of the fact that the person was a director, officer, employee or agent of the corporation, or is or was serving as such with respect to another entity at the request of the corporation. The DGCL also provides that a corporation may purchase insurance on behalf of any such director, officer, employee or agent.
      Section 102(b)(7) of the DGCL enables a corporation to provide in its certificate of incorporation for the elimination or limitation of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any such provision cannot eliminate or limit a director’s liability: (1) for any breach of director’s duty of loyalty to the corporation or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (3) under Section 174 of the DGCL (which imposes liability on directors for unlawful payment of dividends or unlawful stock purchase or redemption); or (4) for any transaction from which the director derived an improper personal benefit.
      Article Fourteenth of the Registrant’s Certificate of Incorporation (the “Certificate of Incorporation”) provides that, to the fullest extent permitted by the DGCL, a director of the Registrant shall not be liable to the Registrant or to any of its stockholders for monetary damages for breach of fiduciary duty as a director. Article Fourteenth of the Certificate of Incorporation also provides that a director or officer of the Registrant shall be indemnified by the Registrant against any liabilities incurred in his capacity as a director or officer, such indemnification to include payment by the Registrant of expenses incurred in defending a proceeding in advance of its final disposition, to the fullest extent permitted by the DGCL or as may be provided by written agreement with the Registrant. The Certificate of Incorporation also provides that such rights to indemnification shall not be exclusive of any other right which a director or officer may have under any statute, provision of the Certificate of Incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.
      The Registrant maintains indemnification agreements with its directors and with its chief executive officer. These agreements provide that the Registrant shall pay on behalf of such directors and such officer any amount which any such director or officer becomes legally obligated to pay because of any claim or claims made against him or her or because of any act or omission or neglect or breach of duty, including any actual or alleged error or misstatement or misleading statement, which such person commits or suffers while acting in his or her capacity as a director or officer of the Registrant, and solely because of his or her status as a director or officer of the Registrant. The payments which the Registrant is obligated to make under such indemnification agreements include damages, judgments, settlements, and certain costs and expenses (including attorneys fees and costs of attachment or similar bonds). Notwithstanding the preceding, among other limitations, the Registrant shall not be obligated to make any indemnification payments in contravention of applicable laws.
      The Registrant provides directors’ and officers’ liability insurance coverage for its directors and officers.
      The effect of the above-described provisions and agreements is to indemnify the directors and certain officers of the Registrant against all costs and expenses of liability incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with the Registrant, to the fullest extent permitted by law.

Item 16.	Exhibits
      The following exhibits are filed with this Registration Statement:

Exhibit
Number		Exhibit Title

†4	.1	Certificate of Incorporation, as amended, of Graham Corporation.

4.2		Bylaws of Graham Corporation (filed as Exhibit 3(ii) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference).

4.3		Stockholder Rights Plan of Graham Corporation (filed as Exhibit 99.3 to the Registrant’s Form 8-A filed on September 15, 2000 and incorporated herein by reference).

4.4		Amended and Restated Credit Facility Agreement between Graham Corporation and Bank of America, N.A. dated as of July 12, 2005, including form of Amended and Restated Revolving Line Note (filed as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K dated July 12, 2005 and incorporated herein by reference).

*5	.1	Opinion of Harter, Secrest & Emery LLP.

10.1		1989 Stock Option and Appreciation Rights Plan of Graham Corporation (filed with the Registrant’s Proxy Statement for its 1990 Annual Meeting of Stockholders and incorporated herein by reference).

10.2		1995 Graham Corporation Incentive Plan to Increase Stockholder Value (filed with the Registrant’s Proxy Statement for its 1996 Annual Meeting of Stockholders and incorporated herein by reference).

10.3		2000 Graham Corporation Incentive Plan to Increase Stockholder Value (filed with the Registrant’s Proxy Statement for its 2001 Annual Meeting of Stockholders and incorporated herein by reference).

10.4		Long-Term Stock Ownership Plan of Graham Corporation (filed with the Registrant’s Proxy Statement for its 2000 Annual Meeting of Stockholders and incorporated herein by reference).

10.5		Graham Corporation Outside Directors’ Long-Term Incentive Plan (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated March 3, 2005 and incorporated herein by reference).

10.6		Employment Contracts between Graham Corporation and Named Executive Officers (filed as Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 1998 and Exhibit 10.2 to Registrant’s Current Report on Form 8-K dated November 29, 2004 and incorporated herein by reference).

10.7		Senior Executive Severance Agreements with Named Executive Officers (filed as Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 1998 and incorporated herein by reference).

10.8		Form of Director Indemnification Agreement (filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 and incorporated herein by reference).

10.9		Indemnification Agreement dated January 19, 2005 between William C. Johnson and Graham Corporation (filed as Exhibit 10.1 to Registrant’s Current Report on Form 8-K dated January 19, 2005 and incorporated herein by reference).

Exhibit
Number		Exhibit Title

†13	.1	2005 Annual Report to Stockholders (includes the Registrant’s Annual Report on Form 10-K for its fiscal year ended March 31, 2005 filed on June 23, 2005, as amended by the Registrant’s Annual Report on Form 10-K/A filed on September 22, 2005, each of which (excluding exhibits thereto) is incorporated herein by reference).

13.2		Graham Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 (filed by the Registrant on November 2, 2005 and (excluding exhibits thereto) incorporated herein by reference).

*23	.1	Consent of Deloitte & Touche LLP.

*23	.2	Consent of Harter, Secrest & Emery LLP (contained in Exhibit 5.1 above).

†24		Power of Attorney.

*	filed herewith.

†	previously filed.

Item 17.	Undertakings
      The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered, to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

5. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

6. The undersigned Registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(b) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Batavia, State of New York, on November 14, 2005.

GRAHAM CORPORATION

By:	/s/ William C. Johnson

William C. Johnson
President and Chief Executive Officer
POWER OF ATTORNEY
      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William C. Johnson and J. Ronald Hansen, jointly and severally, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William C. Johnson William C. Johnson	President, Chief Executive Officer and Director (Principal Executive Officer)	November 14, 2005

/s/ J. Ronald Hansen J. Ronald Hansen	Chief Financial Officer (Principal Financial and Accounting Officer)	November 14, 2005

* Jerald D. Bidlack	Director	November 14, 2005

* Helen H. Berkeley	Director	November 14, 2005

* William C. Denninger	Director	November 14, 2005

* H. Russel Lemcke	Director	November 14, 2005

Signature	Title	Date

* James J. Malvaso	Director	November 14, 2005

* Cornelius S. Van Rees	Director	November 14, 2005

*By: /s/ J. Ronald Hansen J. Ronald Hansen as Attorney-in-Fact

Exhibit Index

Exhibit
Number		Exhibit Title

†4	.1	Certificate of Incorporation, as amended, of Graham Corporation.

4.2		Bylaws of Graham Corporation (filed as Exhibit 3(ii) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference).

4.3		Stockholder Rights Plan of Graham Corporation (filed as Exhibit 99.3 to the Registrant’s Form 8-A filed on September 15, 2000 and incorporated herein by reference).

4.4		Amended and Restated Credit Facility Agreement between Graham Corporation and Bank of America, N.A. dated as of July 12, 2005, including form of Amended and Restated Revolving Line Note (filed as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K dated July 12, 2005 and incorporated herein by reference).

*5	.1	Opinion of Harter, Secrest & Emery LLP.

10.1		1989 Stock Option and Appreciation Rights Plan of Graham Corporation (filed with the Registrant’s Proxy Statement for its 1990 Annual Meeting of Stockholders and incorporated herein by reference).

10.2		1995 Graham Corporation Incentive Plan to Increase Stockholder Value (filed with the Registrant’s Proxy Statement for its 1996 Annual Meeting of Stockholders and incorporated herein by reference).

10.3		2000 Graham Corporation Incentive Plan to Increase Stockholder Value (filed with the Registrant’s Proxy Statement for its 2001 Annual Meeting of Stockholders and incorporated herein by reference).

10.4		Long-Term Stock Ownership Plan of Graham Corporation (filed with the Registrant’s Proxy Statement for its 2000 Annual Meeting of Stockholders and incorporated herein by reference).

10.5		Graham Corporation Outside Directors’ Long-Term Incentive Plan (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated March 3, 2005 and incorporated herein by reference).

10.6		Employment Contracts between Graham Corporation and Named Executive Officers (filed as Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 1998 and Exhibit 10.2 to Registrant’s Current Report on Form 8-K dated November 29, 2004 and incorporated herein by reference).

10.7		Senior Executive Severance Agreements with Named Executive Officers (filed as Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 1998 and incorporated herein by reference).

10.8		Form of Director Indemnification Agreement (filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 and incorporated herein by reference).

10.9		Indemnification Agreement dated January 19, 2005 between William C. Johnson and Graham Corporation (filed as Exhibit 10.1 to Registrant’s Current Report on Form 8-K dated January 19, 2005 and incorporated herein by reference).

†13	.1	2005 Annual Report to Stockholders (includes the Registrant’s Annual Report on Form 10-K for its fiscal year ended March 31, 2005 filed on June 23, 2005, as amended by the Registrant’s Annual Report on Form 10-K/A filed on September 22, 2005, each of which (excluding exhibits thereto) is incorporated herein by reference).

13.2		Graham Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 (filed by the Registrant on November 2, 2005 and (excluding exhibits thereto) incorporated herein by reference).

*23	.1	Consent of Deloitte & Touche LLP.

*23	.2	Consent of Harter, Secrest & Emery LLP (contained in Exhibit 5.1 above).

†24		Power of Attorney.

*	filed herewith.

†	previously filed.